1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 14, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/01/14:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.02	Announcement on 2022/01/25:	Chunghwa Telecom announced the Board of Directors’ resolution to invest in Taiwania Capital Buffalo Fund VI, L.P.

99.03	Announcement on 2022/01/25:	CHT Board of Directors approved the issuance of unsecured corporate bond

99.04	Announcement on 2022/01/25:	Board resolves to approve donation to related parties

99.05	Announcement on 2022/01/25:	Consolidated financial forecast for 2022

99.06	Announcement on 2022/01/27:	District Prosecutors Office raided the staff offices of the local business operation centers of Chunghwa Telecom

99.07	Announcement on 2022/02/14:	Chunghwa Telecom announces its operating results for January 2022

99.08	Announcement on 2022/02/14:	January 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2022/01/14

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 2F, telecom building, No. 1*, Qixian 1st Rd., Xinxing Dist., Kaohsiung City, Taiwan

2.	Date of occurrence of the event: 2022/01/14

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 24.8 pings

Unit price: average NT$717 per ping per month

Total transaction amount: NT$302,430

Right-of-use asset: NT$284,228

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: one year and five months

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/02/09

25.	Date of ratification by supervisors or approval by the audit committee: 2022/02/09

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2022/02/09).

EXHIBIT 99.02

Chunghwa Telecom announced the Board of Directors’ resolution to invest in Taiwania Capital Buffalo Fund VI, L.P.

Date of events: 2022/01/25

Contents:

1.	Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Taiwania Capital Buffalo Fund VI, L.P.

2.	Date of occurrence of the event: 2022/01/25

3.	Amount, unit price, and total monetary amount of the transaction:

(1) Unit Price: N/A (due to the nature of Limited Partnership)

(2) Total monetary amount: NT$600,000,000

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Taiwania Capital Buffalo Fund VI, L.P.

The counterparty is not a related party of Chunghwa Telecom.

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.

Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A

8.	Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

(1) Capital contributions according to the capital call notices

(2) Other important stipulations: According to the Limited Partnership Agreement

10.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

(1) The manner in which the current transaction was decided: Based on Board of Directors' resolution

(2) No unit price due to the nature of limited partnership

(3) The decision-making department: Board of Directors

11.	Net worth per share of the Company's underlying securities acquired or disposed of: N/A

12.	Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: 0

13.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

(1) 2.50%

(2) 3.35%

(3) NT$17,813,399 thousand

14.	Broker and broker's fee: N/A

15.	Concrete purpose or use of the acquisition or disposal: Investing in the emerging business

16.	Any dissenting opinions of directors to the present transaction:

Labor director Mr. Shih-Hung Tseng had a dissenting opinion. Management Team further elaborated on and clarified the concern. Management Team has fully evaluated Taiwania Capital Buffalo Fund VI, L.P. and believed it to be beneficial to Chunghwa Telecom’s strategy development for medium and long term. The board of directors approved the resolution to the present transaction.

17.	Whether the counterparty of the current transaction is a related party: No

18.	Date of the board of directors resolution: NA

19.	Date of ratification by supervisors or approval by the Audit Committee: NA

20.	Whether the CPA issued an unreasonable opinion regarding the current transaction: N/A

21.	Name of the CPA firm: N/A

22.	Name of the CPA: N/A

23.	Practice certificate number of the CPA: N/A

24.	Whether the transaction involved in change of business model: No

25.	Details on change of business model: N/A

26.	Details on transactions with the counterparty for the past year and the expected coming year: N/A

27.	Source of funds: Working capital

28.	Any other matters that need to be specified: None

EXHIBIT 99.03

CHT Board of Directors approved the issuance of unsecured corporate bond

Date of events: 2022/01/25

Contents:

1.	Date of the board of directors resolution: 2022/01/25

2.	Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: Chunghwa Telecom Co., Ltd. unsecured corporate bonds

3.	Total amount issued: Not to exceed NT$10,000,000,000, and could be issued at a time or separately

4.	Face value per bond: Decided by Chairman or his appointed substitute

5.	Issue price: At par

6.	Issuance period: To be decided based on market condition, no longer than 10 years

7.	Coupon rate: Fixed coupon rate to be determined at pricing

8.	Types, names, monetary values and stipulations of collaterals: None

9.	Use of the funds raised by the offering and utilization plan:

Investment for environmental protection or social development project; equipment construction, expansion and replacement; M&A projects; investment in other enterprises; working capital replenishment; debt repayment; business expansion.

10.	Underwriting method: Public offering through underwriting

11.	Trustees of the corporate bonds: Decided by Chairman or his appointed substitute

12.	Underwriter or agent: Decided by Chairman or his appointed substitute

13.	Guarantor(s) for the issuance: None

14.	Agent for payment of the principal and interest: Decided by Chairman or his appointed substitute

15.	Certifying institution: N/A

16.	Where convertible into shares, the rules for conversion: N/A

17.	Sell-back conditions: N/A

18.	Buyback conditions: N/A

19.	Reference date for any additional share exchange, stock swap, or subscription: N/A

20.	Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21.	Any other matters that need to be specified: None

EXHIBIT 99.04

Board resolves to approve donation to related parties

Date of events: 2022/01/25

Contents:

1.	Date of occurrence of the event: 2022/01/25

2.	Reason for the donation: To promote philanthropy events

3.	Total amount of the donation:

Donating Chunghwa Telecom Foundation NT$51.7 million and the government agencies NT$16.8 million, totally NT$68.5 million.

4.	Counterparty to the donation:

Chunghwa Telecom Foundation, and the government agencies (Tourism Bureau of Ministry of Transportation and Communications (ＭoTC) and public schools)

5.	Relationship with the Company:

(A) Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment

(B) The Government agencies: The Ministry of Transportation and Communications (MoTC), the largest shareholder, who holds 35.29% of Chunghwa Telecom’s shares

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.05

Consolidated financial forecast for 2022

Date of events: 2022/01/25

Contents:

1.	Fiscal year of the financial forecast: 2022

2.	Type of financial forecast: Condensed

3.	Date of board of directors resolution: 2022/01/25

4.	Date of preparation, correction, or updating of the financial forecast: 2022/01/14

5.	Reason for preparation of the financial forecast: Voluntary Disclosure

6.	Reason for the correction or update and monetary amount affected: N/A

7.	Any other matters that need to be specified:

The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.

EXHIBIT 99.06

District Prosecutors Office raided the staff offices of the local business operation centers of Chunghwa Telecom

Date of events: 2022/01/27

Contents:

1.	Date of occurrence of the event:2022/01/27

2.	Cause of occurrence: District Prosecutors Office raided the staff offices of the local business operation centers of Chunghwa Telecom today.

3.	Countermeasures: Chunghwa Telecom was in full cooperation with the investigation.

4.	Effect on the Company's finances and business: None

5.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for January 2022

Date of events: 2022/02/14

Contents:

1.	Date of occurrence of the event: 2022/2/14

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for January 2022:

The Company’s revenue was approximately NT$17.42 billion, income from operation was approximately NT$3.98 billion, net income attributable to stockholders of the parent was approximately NT$3.16 billion, EBITDA was approximately NT$7.20 billion and earnings per share was NT$0.41 for January 2022.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

February 14, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
Jan.	Net sales	17,416,392	17,119,318	(+)297,074	(+)1.74%
Jan.-Jan.	Net sales	17,416,392	17,119,318	(+)297,074	(+)1.74%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,978,748

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	173,035
	Fair Value	-2,240
	The amount of unrealized gain(loss) recognized this year	3,940

Settled Position	Total amount of contract	256,816
	The amount of realized gain(loss) recognized this year	-5,696

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	130,160
	Fair Value	-6,162
	The amount of unrealized gain(loss) recognized this year	2,124

Settled Position	Total amount of contract	97,524
	The amount of realized gain(loss) recognized this year	-3,354

b Trading purpose : None